UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

USINTERNETWORKING, INC.
(Name of Applicant)

One USi Plaza, Annapolis, Maryland 21401
(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified:

Title of Class	Amount
10% Notes (“Notes”)	Up to a maximum aggregate principal
Due 2004	amount of $48,794,000

___________________________

Approximate date of proposed public offering:
Upon the Effective Date (as hereinafter defined) under the Plan (as hereinafter defined), presently anticipated to be on or about May 17, 2002.

___________________________

William H. Washecka
Executive Vice President and Chief Financial Officer
One USi Plaza
Annapolis, Maryland 21401-7478
(410) 897-4400

With copies to:
William T. Price
Vice President, General Counsel and Secretary
One USi Plaza
Annapolis, Maryland 21401-7478
(410) 897-4400
and
James F. Rogers, Esq.
Latham & Watkins
555 Eleventh Street, N.W., Suite 1000
Washington, DC 20004-1304
(202) 637-2200

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it will supersede this application for qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

GENERAL

1.     General Information.

        (a)      Form of Organization.

        USinternetworking, Inc. is a corporation and is referred to as the “Applicant” or the “Company.”

        (b)      State or Other Sovereign Power Under the Laws of Which Organized.

        The Company is incorporated under the laws of the State of Delaware. The mailing address for the Applicant is USinternetworking, Inc., One USi Plaza, Annapolis, Maryland 21401.

2.     Securities Act Exemption Applicable.

        On January 7, 2002, the Company and certain of its wholly-owned subsidiaries jointly filed a voluntary petition under Chapter 11 of the United States Code, as amended (the “Bankruptcy Code”), in the United States Bankruptcy Court for the District of Maryland, Baltimore Division, in Baltimore, Maryland (the Company and its subsidiaries, in such capacity, the “Debtors” and the Bankruptcy Court, the “Court”). Since such time, the Debtors have continued to operate their businesses and manage their properties as debtors in possession.

        The Company intends to offer, under the terms and subject to the conditions set forth in the Disclosure Statement for Debtors’ Second Amended Joint Chapter 11 Plan of Reorganization (the “Disclosure Statement”), incorporated by reference as Exhibit T3E to this application, and in the Debtors’ Second Amended Joint Chapter 11 Plan of Reorganization under Chapter 11 of the Bankruptcy Code (as amended or supplemented from time to time, the “Plan”), which is included in the Disclosure Statement as an exhibit thereto, 10% Notes (the “Notes”) due two years after the last day of the month in which the effective date of the Plan (the “Effective Date”) occurs, in a maximum aggregate principal amount of up to $48,794,000, as such amount is determined under the Plan. The Notes will be issued pursuant to the indenture to be qualified under this Form T-3 (the “Indenture”), a copy of which is included as Exhibit T3C to this application, to be dated as of the Effective Date. The Notes will be unsecured and transferable only to “qualified institutional buyers.” For a more complete description of the Notes, reference is made to the Indenture.

        Pursuant to the Plan, on the Effective Date, or as soon as practicable thereafter, subject to the final distributions described in Item 7 below, the Notes will be issued to holders of Allowed Class 4 and Class 5 Claims (in each case, as defined in the Plan) in partial satisfaction of their claims against the Company. The Notes are being offered by the Company in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by Section 1145 of Chapter 11 of the Bankruptcy Code. Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and “blue sky” laws if the following requirements are satisfied: (1) the securities are issued by the debtor (or its successor) under a plan of reorganization; (2) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (3) the securities are issued entirely in exchange for the recipient’s claim against or interest in the debtor or are issued “principally” in such exchange and “partly” for cash or property. The Company believes that the offer and exchange of the Notes under the Plan will satisfy the requirements of

Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above.

AFFILIATIONS

3.     Affiliates.

        (a)      Set forth below is a list of all direct and indirect subsidiaries of the Applicant. All of these subsidiaries are wholly-owned by the Company or another wholly-owned subsidiary of the Company:

Admiral Management Company, LLC GEMC Properties, LLC Riva Canyon LLC Shore Services LLC USinternetworking Europe B.V. USinternetworking Europe Limited USinternetworking, C.A.

        (b)      See Item 4 for “Directors and Executive Officers” of the Applicant, some of whom may be deemed to be “affiliates” of the Applicant by virtue of their positions.

        (c)      See Item 5 for “Principal Owners of Voting Securities” of the Applicant, some of which may be deemed to be “affiliates” of the Applicant by virtue of their holdings.

        (d)      Except as set forth in Items 4 and 5 of this application, the Applicant’s affiliates, including the basis of control with respect thereto, will be unchanged upon the Effective Date.

MANAGEMENT AND CONTROL

4.     Directors and Executive Officers.

        (a)      Current Directors and Executive Officers. The following table sets forth the names of, and all offices held by, all current directors and executive officers (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939 (the “TIA”), respectively) of the Company. The mailing address for each director and executive officer listed below is USinternetworking, Inc., One USi Plaza, Annapolis, Maryland 21401.

Christopher R. McCleary	Director (Chairman of the Board or Directors)
Frank A. Adams	Director
William F. Earthman	Director
John H. Wyant	Director
Andrew A. Stern	Chief Executive Officer and Director
William H. Washecka	Executive Vice President and Chief Financial Officer
Stephen E. McManus	Senior Vice President and Director
Mary T. Weaver	Senior Vice President and Chief Administrative Officer
Michael S. Harper	Senior Vice President and Chief Marketing Officer
Bradford S. Everett	Senior Vice President, Regional Operations

Nicholas Magliato	Senior Vice President, Gloabl Services Platform Technology
William T. Price	Vice President, General Counsel and Secretary.

        (b)      Directors and Executive Officers as of the Effective Date. Under the Plan the directors of the Company will be deemed to have resigned as of the Effective Date. Immediately thereafter, the new board of directors of the Company will consist of five directors to be designated by USinternetworking Holdings, Inc., a Delaware corporation, subject to the consent of the Company, pursuant to Section 8.03 of the Plan. The mailing address for the directors of the Applicant will be determined as of the Effective Date.

        The executive officers listed in Item 4(a) above for the Applicant will continue to serve in the same respective capacities as executive officers, as of the Effective Date. The address for each such officer is USinternetworking, Inc., One USi Plaza, Annapolis, Maryland 21401.

5.     Principal Owners of Voting Securities.

        (a)      Voting Securities as of the Date of this Application. Presented below is certain information regarding each person owning 10% or more of the voting securities of the Applicant as of the date of this application. The information with respect to the holders of the Company’s voting securities is drawn from information that has been publicly filed with the Securities and Exchange Commission (the “SEC”). The mailing address for the Applicant is set forth on the cover of this application. Under the Plan, the Company’s existing voting securities will be cancelled as of the Effective Date.

Name and Complete Mailing Address	Voting Security

Microsoft, Inc.	19,852,941 shares of Common Stock*
One Microsoft Way	13.6% of Common Stock
Redmond, Washington 98052

* Includes a warrant to purchase 5,147,059 shares of Common Stock.

        (b)      Voting Securities as of the Effective Date. Presented below is certain information regarding each person expected, on the basis of present holdings, commitments and information, to own 10% or more of the Company’s voting securities outstanding as of the Effective Date.

Name and Complete Mailing Address	Voting Security

USinternetworking Holdings, Inc.	81,250 shares of New Common Stock
111 Huntington Avenue	100% of New Common Stock
Boston, Massachusetts 02199

UNDERWRITERS

6.     Underwriters.

        (a)      Within the three years prior to the date of the filing of this application, each of the following persons acted as an underwriter of any securities of the Applicant which were outstanding on the date of this application:

Name and Complete Mailing Address	Security

Credit Suisse First Boston	Common Stock
11 Madison Avenue
New York, NY 10010
Bear, Stearns & Co. Inc.	Common Stock
383 Madison Avenue
New York, NY 10179
BT Alex. Brown Incorporated	Common Stock
One South Street
Baltimore, MD 21202
Legg Mason Wood Walker Incorporated	Common Stock
100 Light Street
Baltimore, MD 21202
Robertson Stephens Inc.	Common Stock
f.k.a. BancBoston Robertson Stephens Inc.
f.k.a. FleetBoston Robertson Stephens Inc.
1633 Broadway, 29th Floor
New York, NY 10019
CIBC Oppenheimer Corp.	Common Stock
622 Third Avenue
New York, NY 10017
EVEREN Securities, Inc.	Common Stock
77 W. Wacker Drive, 28th Floor
Chicago, IL 60601
Ferris, Baker Watts, Incorporated	Common Stock
100 Light Street
Baltimore, MD 21202
Friedman, Billings, Ramsey & Co., Inc.	Common Stock
1001 Nineteenth St., North
Arlington, VA 22209
Goldman, Sachs & Co.	Common Stock
85 Broad Street
New York, NY 10004
Hambrecht & Quist LLC	Common Stock
One Bush Street
San Francisco CA 94104
Invemed Associates, Inc.	Common Stock

375 Park Avenue, Suite 2205
New York, NY 10152
Janney Montgomery Scott Inc.	Common Stock
1801 Market Street
Philadelphia, PA 19103
Johnston, Lemon & Co. Incorporated	Common Stock
1101 Vermont Ave., N.W.
Washington, DC 20005
Kaufman Brothers, L.P.	Common Stock
300 Third Ave., 25th Floor
New York, NY 10022
Miller, Johnson, Steichen Kinnard, Inc.	Common Stock
f.k.a. John G. Kinnard & Company, Inc.
5500 Wayzata Blvd., Suite 800
Minneapolis, MN 55416
McDonald Investments Inc.	Common Stock
127 Public Square
Cleveland, OH 44114
Needham & Company, Inc.	Common Stock
445 Park Avenue
New York, NY 10022
UBS Paine Webber	Common Stock
f.k.a. PaineWebber Incorporated
1285 Avenue of the Americas
New York, NY 10019
Brad Peery Inc.	Common Stock
145 Chapel Drive
Mill Valley, CA 94941
Charles Schwab & Co., Inc.	Common Stock
101 Montgomery Street
San Franchisco, CA 94104
SoundView Technology Group, Inc.	Common Stock
1700 East Putnam Ave
Old Greenwich, CT 06870
C.E. Unterberg, Towbin	Common Stock
350 Madison Avenue
New York, NY 10017

Merrill, Lynch, Pierce, Fenner & Smith Incorporated 222 Broadway, 17th Floor New York, NY 10038	Common Stock

J.P. Morgan Chase & Co. f.k.a. J.P. Morgan Securities Inc. 270 Park Avenue New York, NY 10017-2070	Common Stock

E*Offering Corp. (merged with Soundview Technology, above)	Common Stock

Dresdner Kleinwort Wasserstein f.k.a. Wasserstein Perella Securities, Inc. 1301 Avenue of the Americas New York, NY 10019	Common Stock

Robert W. Baird & Co. Incorporated 777 East Wisconsin Ave Milwaukee, WI 53202	Common Stock

William Blair & Company, L.L.C 222 W. Adams Street Chicago, IL 60606	Common Stock

First Union Securities, Inc. 1525 West WT Blvd Charlotte, NC 28288	Common Stock

Moors & Cabot, Inc. 111 Devonshire Street Boston, MA 02109	Common Stock

SunTrust Equitable Securities Corporation SunTrust Banks, Inc. f.k.a. The Robinson-Humphrey Company, LLC 3333 Peachtree Road, N.E Atlanta, GA 30326	Common Stock

TD Securities (USA) Inc. 31 West 52nd Street New York, NY 10019	Common Stock

        (b)      No person is acting, or proposed to be acting, as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7.     Capitalization.

        (a)      Capital Securities on March 12, 2002. The following table sets forth certain information with respect to each authorized class of securities of the Applicant as of March 12, 2002.

Title of Class	Amount Authorized	Amount Outstanding

Common Stock, $.001 par value	450,000,000 shares authorized	145,290,982 shares issued and outstanding

Preferred Stock, $.001 par value	1,000,000 shares authorized	None issued and outstanding

7% Convertible Subordinated Notes due November 1, 2004	$125,000,000	$125,000,000

        (b)      Capital Securities as of the Effective Date. The authorized classes of securities, and the numbers of authorized and issued securities, of the Company, as of the Effective Date, are set forth below. Capitalized terms used below and not defined herein have the meanings given to such terms in the Plan.

Title of Class	Amount Authorized	Amount Outstanding

New Common Stock, $.001 par value	1,000,000 shares authorized	81,250 shares issued and outstanding

10% Notes Due 2004 and 10% Notes Due 2005 (each distributed in accordance with the Plan)	Up to $[48,794,000], in the aggregate, as determined in accordance with the Plan	Up to the Initial Distribution Percentage of the Amount Authorized in accordance with the Plan

8% Notes Due 2008	$11,250,000	$11,250,000

        Except as otherwise provided in the Plan, the Company, or its designee, will make, on or as promptly as practicable after the Effective Date, but no later than 30 days after the Effective Date with respect to property other than Cash and 45 days after the Effective Date with respect to Cash, an initial distribution equal to (a) 25% in the case of the Plan Distribution and Secondary Plan Distribution B and (b) 50% in the case of the Substitute Plan Distribution (or, in each case, such other percentage determined by the Bankruptcy Court as provided below) of (i) the aggregate Plan Distribution in respect of Claims that are, on the Effective Date, Allowed Claims Entitled to the Plan Distribution, by applying the Plan Distribution Ratio to such Allowed Claims, and such distribution will be made in Plan Notes as provided in Sections 5.04, 5.05 and 5.06 of the Plan, (ii) the Secondary Plan Distribution B in respect of General Unsecured Claims that are Allowed as of the Effective Date, by providing each such Holder with its Ratable Share of such distribution, and such distribution will be made in Plan Notes as provided in Section 5.04 of the Plan and (iii) the aggregate Substitute Plan Distribution Amount in respect of General Unsecured Claims and Senior Creditor Claims that are Allowed as of the Effective Date and that have elected to receive the Substitute Plan Distribution Amount pursuant to Sections 5.04(b) and 5.05(c) of the Plan, as applicable; provided, however, that the Company will have the right to request that the Bankruptcy Court determine the Initial Distribution Percentage to be used to calculate the Initial Distributions. Subject to Section 10.01 of the Plan, (x) the remainder of the Plan Distribution will be held by the Company pending final determination of the Allowed amount of all Claims Entitled to the Plan Distribution, (y) the remainder of the Secondary Plan Distribution B will be held by the Company pending final determination of the Allowed amount of General Unsecured Claims entitled to such distribution, and (z) the remainder of the Substitute Plan Distribution Amount will be held by the Company (provided that a good faith estimate of the portion of the Substitute Plan Distribution Amount payable in Cash on the date of issuance of the Substitute Plan Notes but not distributed as part of the Initial Distribution will be placed by the Company in an interest bearing escrow account for distribution consistent with the terms of Section 10.01 of the Plan) pending final determination of the Allowed amount of all General Unsecured Claims and Senior Creditor Claims that have elected to receive the Substitute Plan Distribution Amount pursuant to Sections 5.04(b) and 5.05(c) of the Plan, as applicable.

        After the Effective Date but prior to the date of the Final Distribution, the Company will, no less than semi-annually (provided that no less than 25% of the Remaining Plan Distribution Amount will be distributed as a result of Disputed Claims as of the Effective Date subsequently becoming Allowed Claims), make periodic distributions of the Remaining Plan Distribution Amount to Holders of Allowed Claims Entitled to the Plan Distribution which became Allowed after the Effective Date. Each Periodic Distribution will be used first to fund a distribution to each Holder of an Allowed Claim Entitled to the Plan Distribution on which no distribution was made in the Initial Distribution or in any prior Periodic Distribution, in an amount determined based on the same ratio of Plan Distribution to Allowed amount of Claims Entitled to the Plan Distribution (without any allowance for interest accrued subsequent to the date of the Initial Distribution or any prior Periodic Distribution) as that were received in the Initial Distribution and any Periodic Distribution by the Holders of Allowed Claims Entitled to the Plan Distribution that were Allowed on the Effective Date or any such Periodic Distribution Date. Periodic Distributions to Holders of Allowed General Unsecured Claims and Allowed Senior Creditor Claims on account of, as appropriate, the Remaining Secondary Plan Distribution B Amount and the Remaining Substitute Plan Distribution Amount will be determined and made in a similar manner and fashion as Periodic Distributions on respect of the Remaining Plan Distribution Amount.

        A final distribution of the Remaining Plan Distribution Amount will be made as promptly as practicable after determination of the Allowed amount of all Claims Entitled to the Plan Distribution. Such distribution will be applied first to fund a distribution to each Holder of an Allowed Claim Entitled to the Plan Distribution on which no distribution was made in the Initial Distribution or in any Periodic Distribution, in an amount determined based on the same ratio of Plan Distribution to Allowed amount of Claims Entitled to the Plan Distribution (without any allowance for interest accrued subsequent to the date of the Initial Distribution) as that received in the Initial Distribution and any Periodic Distributions by the Holders of Claims Entitled to the Plan Distribution that were Allowed on the Effective Date or any Periodic Distribution Date. Subject to 10.01(d) of the Plan, any portion of the Plan Distribution remaining after the Catch-Up Distribution will be distributed ratably to the Holders of all Allowed Claims Entitled to the Plan Distribution, by applying the Plan Distribution Ratio to such Allowed Claims in accordance with and as provided in Sections 5.04, 5.05 and 5.06 of the Plan. Final distributions to Holders of Allowed General Unsecured Claims and Allowed Senior Creditor Claims on account of, as appropriate, the Remaining Secondary Plan Distribution B Amount and the Remaining Substitute Plan Distribution Amount will be determined and made in a similar manner and fashion as the final distribution in respect of the Remaining Plan Distribution Amount.

        (c)      Voting Rights. The current holders of the Company’s Common Stock are entitled to one vote for each share held of record on all matters voted upon by stockholders, and a majority vote is required for all action to be taken by stockholders, except that a plurality vote is required for the election of directors. Cumulative voting of shares is prohibited. No holder of any other securities of the Company is entitled to vote on matters submitted to a vote of stockholders. The voting rights of the New Common Stock issued on the Effective Date will be identical to the voting rights of the Company’s Common Stock described in this Item 7(c). Under the Plan, the Company’s existing Common Stock will be cancelled as of the Effective Date.

INDENTURE SECURITIES

8.     Analysis of Indenture Provisions.

        The following is a general description of certain provisions of the Indenture. The description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C hereto. Capitalized terms used below and not defined herein have the meanings given to such terms in the Indenture.

        (a)      Events of Default; Withholding of Notice.

        An “Event of Default” occurs under the Indenture if:

                 (1)      the Company defaults for 30 days in the payment when due of interest on the Notes;

                 (2)      the Company defaults in the payment when due (at maturity or otherwise) of the principal of the Notes;

                 (3)      the Company fails to observe or perform any other covenant, representation, warranty or other agreement in the Indenture or the Notes for 60 days after notice to the Company by the Trustee or the Holders of at least 50% in aggregate principal amount of the Notes then outstanding voting as a single class;

                 (4)      other than in connection with the Plan and related proceedings, the Company or any of its Significant Subsidiaries pursuant to or within the meaning of Bankruptcy Law:

A.	commences a voluntary case,

B.	consents to the entry of an order for relief against it in an involuntary case,

C.	consents to the appointment of a custodian of it or for all or substantially all of its property, or

D.	makes a general assignment for the benefit of its creditors; or

                 (5)      other than in connection with the Plan and related proceedings, a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

A.	is for relief against the Company or any of its Significant Subsidiaries in an involuntary case;

B.	appoints a custodian of the Company or any of its Significant Subsidiaries or for all or substantially all of the property of the Company or any of its Significant Subsidiaries; or

C.	orders the liquidation of the Company or any of its Significant Subsidiaries;

                 and the order or decree remains unstayed and in effect for 60 consecutive days.

        In the case of an Event of Default specified in clause (4) or (5) above, with respect to the Company or any of its Significant Subsidiaries, all outstanding Notes will become due and payable immediately without further action or notice. If any Event of Default specified in clause (1) or (2) above occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. If any Event of Default specified in clause (3) above occurs and is continuing, the Trustee or the Holders of at least 50% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Upon any such declaration, the Notes will become due and payable immediately. The Trustee (in the event Holders of a majority in aggregate principal amount of the then outstanding Notes have not declared the Notes to be due and payable immediately) or Holders of a majority in aggregate principal amount of the then outstanding Notes by written notice to the Trustee may on behalf of all of the Holders rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal or interest that has become due solely because of the acceleration) have been cured or waived.

        Holders of not less than a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may on behalf of the Holders of all of the Notes waive an existing Default or Event of Default and its consequences hereunder, except a continuing Default or Event of Default in the payment of the principal of, or interest on, the Notes; provided, however, that the Trustee (in the event Holders of a majority in aggregate principal amount of the then outstanding Notes have not declared the Notes to be due and payable immediately) or Holders of a majority in aggregate principal amount of the then outstanding Notes may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration. Upon any such waiver, such Default will cease to exist, and any Event of Default arising therefrom will be deemed to have been cured for every purpose of the Indenture; but no such waiver will extend to any subsequent or other Default or impair any right consequent thereon.

        If an Event of Default specified in clause (1) or (2) above occurs and is continuing, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Company for the whole amount of principal and interest remaining unpaid on the Notes and interest on overdue principal and, to the extent lawful, interest and such further amount as will be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

        If a Default or Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee will mail to Holders of Notes a notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment of principal or interest on any Note, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders of the Notes.

        (b)      Authentication and Delivery of the Notes under the Indenture and Application of Proceeds thereof.

        Two Officers must sign the Notes for the Company by manual or facsimile signature. The Company’s seal will be reproduced on the Notes and may be in facsimile form. If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note will nevertheless be valid. A Note will not be valid until authenticated by the manual signature of the Trustee. The signature will be conclusive evidence that the Note has been authenticated under the Indenture.

        The Trustee will, upon receipt of a written order of the Company signed by two Officers, authenticate Notes for original issue up to the aggregate principal amount stated in paragraph 4 of the Notes. The aggregate principal amount of Notes outstanding at any time may not exceed such amount except as provided in Section 2.07 of the Indenture.

        The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders, the Company or an Affiliate of the Company.

        The Notes are to be issued pursuant to the Plan to holders of Allowed Class 4 and Class 5 Claims as partial satisfaction of these claims and, accordingly, no proceeds will be derived from the issuance of the Notes.

        (c)      Release or Release and Substitution of any Property Subject to the Lien of the Indenture.

        There is no lien of the Indenture.

        (d)      Satisfaction and Discharge of the Indenture.

        The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, and, as between the Company and the Holders, all such Notes will be deemed to be not outstanding, when:

                 (1)      either:

                            A.      all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

                            B.      all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of prepayment or otherwise or will become due and payable within one year and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal and accrued interest to the date of maturity or prepayment;

                 (2)      such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company is a party or by which the Company is bound;

                 (3)      the Company has paid (or deposited with the Trustee in accordance with clause (1)B above) or caused to be paid (or so deposited) all sums payable by it under the Indenture; and

                 (4)      the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the prepayment date, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

        Notwithstanding the satisfaction and discharge of the Indenture, the provisions of Section 6.07 (Compensation and Indemnity) that, by their terms, survive satisfaction and discharge of the Indenture, and, if money has been deposited with the Trustee in accordance with clause (1)B above, the provisions of Section 8.02 (Application of Trust Money) of the Indenture, will survive.

        (e)      The Evidence Required to be Furnished by the Obligor to the Trustee as to Compliance with the Conditions and the Covenants Provided for in the Indenture.

        The Indenture requires the Company to deliver to the Trustee, within 90 days after the end of each fiscal year, an Officers’ Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default has occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

        So long as any of the Notes are outstanding, the Company will deliver to the Trustee, within 10 days of any Officer becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default.

9.       Other Obligors

        The Applicant is the sole obligor of the Notes.

        Contents of application for qualification.

        This application for qualification comprises:

        (a)      pages number 1 to 16, consecutively;

        (b)      the statement of eligibility and qualification on Form T-1 of The Bank of New York, as Trustee under the indenture to be qualified (filed herewith as Exhibit 25.1); and

        (c)      the following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee.

Exhibit T3A-1	Second Amended and Restated Certificate of Incorporation of the Company, as in effect on the date of filing hereof (filed as Exhibit 3.1 to the Company’s Registration Statement on Form S-1 filed on December 21, 1999, File No. 333-93299, and incorporated by reference herein) and as amended by the Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation of the Company (filed as Exhibit 3.3 to the Company’s Amendment to the Registration Statement on Form S-1/A filed on February 17, 2000, File No. 333-95543, and incorporated by reference herein).

Exhibit T3A-2	Form of Third Amended and Restated Certificate of Incorporation of the Company to become effective as of the Effective Date (filed herewith).
Exhibit T3B-1	Amended and Restated By-Laws of the Company, as in effect on the date of filing hereof (filed as Exhibit 3.2 to the Company’s Registration Statement on Form S-1 filed on December 21, 1999, File No. 333-93299, and incorporated by reference herein).

Exhibit T3B-2	Form of Second Amended and Restated By-Laws of the Company to become effective as of the Effective Date (filed herewith).
Exhibit T3C	Form of Indenture, to be dated as of the Effective Date, between the Company and The Bank of New York, as Trustee, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).

Exhibit T3D	Not applicable.
Exhibit T3E	Disclosure Statement for Debtors’ Second Amended Joint Chapter 11 Plan of Reorganization, including as an exhibit thereto Debtors’ Second Amended Joint Chapter 11 Plan of Reorganization Pursuant to Section 1121(a) of the Bankruptcy Code dated March 19, 2002, (filed as Exhibits 99.1 and 99.2 to the Company's Current Report on Form 8-K filed on March 25, 2002, and incorporated by reference herein).

Exhibit T3F	A cross reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA (included in Exhibit T3C).
Exhibit 25.1	Form T-1 qualifying The Bank of New York, as Trustee under the Indenture to be qualified (filed herewith).

SIGNATURES

        Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested on March 25, 2002.

(SEAL)	USinternetworking, Inc.

Attest: /s/ William H. Washecka	By: /s/ William T. Price
Name: William H. Washecka	Name: William T. Price
Title: Executive Vice President and Chief Financial Officer	Title: Vice President, General Counsel and Secretary

EXHIBIT	DESCRIPTION

Exhibit T3A-1	Second Amended and Restated Certificate of Incorporation of the Company, as in effect on the date of filing hereof (filed as Exhibit 3.1 to the Company’s Registration Statement on Form S-1 filed on December 21, 1999, File No. 333-93299, and incorporated by reference herein) and as amended by the Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation of the Company (filed as Exhibit 3.3 to the Company’s Amendment to the Registration Statement on Form S-1/A filed on February 17, 2000, File No. 333-95543, and incorporated by reference herein).

Exhibit T3A-2	Form of Third Amended and Restated Certificate of Incorporation of the Company to become effective as of the Effective Date (filed herewith).
Exhibit T3B-1	Amended and Restated By-Laws of the Company, as in effect on the date of filing hereof (filed as Exhibit 3.2 to the Company’s Registration Statement on Form S-1 filed on December 21, 1999, File No. 333-93299, and incorporated by reference herein).

Exhibit T3B-2	Form of Second Amended and Restated By-Laws of the Company to become effective as of the Effective Date (filed herewith).
Exhibit T3C	Form of Indenture, to be dated as of the Effective Date, between the Company and The Bank of New York, as Trustee, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).

Exhibit T3D	Not applicable.
Exhibit T3E	Disclosure Statement for Debtors’ Second Amended Joint Chapter 11 Plan of Reorganization, including as an exhibit thereto Debtors’ Second Amended Joint Chapter 11 Plan of Reorganization Pursuant to Section 1121(a) of the Bankruptcy Code dated March 19, 2002, (filed as Exhibits 99.1 and 99.2 to the Company's Current Report on Form 8-K filed on March 25, 2002, and incorporated by reference herein).

Exhibit T3F	A cross reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA (included in Exhibit T3C).
Exhibit 25.1	Form T-1 qualifying The Bank of New York, as Trustee under the Indenture to be qualified (filed herewith).